UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

IKANOS COMMUNICATIONS, INC.

(Name of Subject Company)

King Acquisition Co.

(Name of Offeror)

a Wholly-owned Subsidiary of

Qualcomm Atheros, Inc.

(Parent of Offeror)

an Indirect Wholly-Owned Subsidiary of

QUALCOMM Incorporated

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

Qualcomm Incorporated

5775 Morehouse Dr.

San Diego, California 92121

(858) 587-1121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,694,332	$5,890.69

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 17,228,613 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc. (“Ikanos”), multiplied by the offer price of $2.75 per Share, (ii) 39,800 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $2.75 per Share, multiplied by $0.86, which is the offer price of $2.75 per Share minus the weighted average exercise price for such options of $1.89 per Share, (iii) 1,116,448 restricted stock units multiplied by the offer price of $2.75 per Share and (iv) 76,795 Shares estimated to be subject to outstanding purchase rights under Ikanos Amended and Restated 2004 Employee Stock Purchase Plan multiplied by the offer price of $2.75 per Share. The calculation of the filing fee is based on information provided by Ikanos as of August 5, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,890.69	Filing Party: QUALCOMM Incorporated,
Qualcomm Atheros, Inc., and King
Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: August 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on August 19, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”), at $2.75 per Share, net in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Amendments to the Offer to Purchase

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

All references to “12:01 A.M. (Eastern Time) on September 17, 2015” as the “Expiration Date” are hereby amended to refer to “5:00 P.M. (Eastern Time), on September 28, 2015.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

Purchaser was advised by the Depositary that, as of 12:00 midnight, Eastern Time, on September 14, 2015, Purchaser had received a preliminary number of tenders representing approximately 10,426,861 of the outstanding Shares, representing approximately 60.18% of the Shares outstanding as of September 14, 2015.

Section 16. Certain Legal Matters; Regulatory Approvals

Section 16— “Certain Legal Matters; Regulatory Approvals— Legal Proceedings” of the Offer to Purchase is amended and restated in its entirety as follows:

“Between August 25 and September 2, 2015, two putative class action lawsuits challenging the Merger were filed in the Superior Court of California, County of Alameda (the “Court”). These lawsuits, captioned Weichel v. Banatao, Case No. RG15783287 (filed Aug. 25, 2015), and Tsai v. Banatao, Case No. RG15784408 (filed Sep. 2, 2015), were filed by purported Ikanos stockholders against the members of the Ikanos Board, Ikanos, Qualcomm Atheros, Inc., and King Acquisition Co. (collectively, the “Litigation”). The complaints generally allege that the Ikanos directors breached their fiduciary duties to Ikanos’s minority stockholders in connection with the proposed Merger by one or more of the following: (i) agreeing to an unfair and/or inadequate Offer Price; (ii) ignoring various conflicts of interest present on the Ikanos Board; (iii) accepting unreasonable deal protection measures in the Merger Agreement that dissuades other potential bidders from making competing offers; and (iv) providing Ikanos stockholders inadequate or misleading information in the Schedule 14D-9. The Tsai complaint also alleges that Qualcomm aided and abetted the alleged breaches of fiduciary duty by the Ikanos directors. The complaints seek certification of a class, injunctive relief, including enjoining the Merger, and an award of unspecified attorneys’ fees and other costs and fees, in addition to other relief. The complaints also request that the Court rescind and set aside the Merger or provide rescissory damages in the event it is consummated prior to entry of the Court’s final judgment.

On September 13, 2015, the parties to the Litigation agreed in principle to settle the Litigation by executing a memorandum of understanding (“MOU”). Under the terms of the MOU, the parties agreed that Ikanos would make available to its stockholders certain additional information in an amended Schedule 14D-9, and defendants will receive a release from any and all claims relating to, among other things, the Merger. The settlement contemplated by the MOU is subject to approval by the Court.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2015

King Acquisition Co.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary and Vice President

Qualcomm Atheros, Inc.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary, Vice President and General Counsel

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name:	Adam Schwenker
Title:	Assistant Secretary, Vice President and Legal Counsel